82-34635

SINGER

April 4, 2003

03007933

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 16 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 04 2003 WASH. D.C. 187

SUPPL

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Disclosure Statement and Report of the Company dated April 2003 together with the Interim Report of Foreign Private Issuer of Singer N.V. dated April 4, 2003.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

dw 4/14

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated April 4, 2003

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated January 13, 2003
2.	Minutes of the Annual General Meeting of Singer N.V. Shareholders held on September 30, 2002
3.	Press Release dated April 4, 2003

EXHIBIT NO.1

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
January 13, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. SUBSIDIARY PURCHASES PREFERRED STOCK FROM PBGC

January 13, 2003, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that a subsidiary of the Company has entered into an agreement to purchase all 40 shares of the Company's outstanding Preferred Stock from the Pension Benefit Guarantee Corporation (the "PBGC"). The Preferred Stock was originally issued to the PBGC, a federal government corporation, in partial satisfaction of certain claims that the PBGC had in connection with the Chapter 11 Reorganization completed in September 2000. The purchase price of $3.8 million will be paid in two installments, 10% at closing and 90% six months thereafter. The Preferred Stock has a liquidation preference of $20 million and accrues interest at 4% annually on the $20 million preference amount, growing to 8% annually over the next eight years. Dividends to date have been accrued but not paid. The Preferred Stock is convertible at any time into Singer Common Stock at a conversion price of $12.50 per share.

Stephen H. Goodman, Singer's President and Chairman, noted, "Singer's agreement to purchase all of the Preferred Stock at a very substantial discount to the Stock's liquidation preference represents a major success in our on-going efforts to restructure Singer's debt and equity. By removing this significant stock overhang, Singer should be in a better position to raise new debt and equity financing and on more attractive terms."

SINGER N.V.

Minutes of the Annual General Meeting of Shareholders

held on September 30, 2002

The Annual General Meeting of Shareholders of SINGER N.V. was held on September 30, 2002, at 10.15 a.m. (Curaçao time) at the registered office of the Company, De Ruyterkade 62, Curaçao, Netherlands Antilles.

Present at the meeting:

Mr. Hugo Jan van Neutegem, as proxyholder of Curaçao Corporation Company N.V;

Mr. Stephen H. Goodman, Director of Singer N.V., chairman;

Mrs. Ramona Andrea, Secretary

Mr. Frank P.C. Zeven

Mr. Remko van Roekel

Mr. Stephen H. Goodman presided at the meeting and Mrs. Ramona Andrea was designated as Secretary of the meeting and recorded the Minutes thereof.

There were presented to the meeting a number of documents, which deal with the formalities, which are necessary to proceed with the meeting, as per the attached summary.

The Chairman stated that, all quorum requirements, consisting of the holders of at least one-half of the outstanding shares being present or represented, the meeting was duly constituted for the transaction of business. The memorandum from Mellon Investor Services reflecting the Proxy Daily Totals together with a further clarification in the form of an e-mail dated November 1, 2002 from Mellon Investor Services was ordered filed with the minutes of the meeting.

Thereupon the Chairman reported that it was proposed to re-elect Messrs. Antonio Costa, Stewart M. Kasen, Malcolm J. Matthews, Joseph A. Pollicino and Ian A. Skeggs to the membership of the Board as Class II Directors, as of the date of the General Meeting to serve in such capacity until the conclusion of the general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2004 will be approved and adopted and the Chairman proposed to the meeting to accept same.

After such reading the Chairman stated that 5,430,031 votes representing 66.86% of the votes were voted as "for", 25,997 votes representing 0.32% of the votes were voted as "withheld" and 2,665,800 proxyholders, representing 32.82% of the total voters did not vote with respect to proposition no. 1, as set forth in the attached Proxy Tally Report dated September 30, 2002 of Mellon Investors Services.

On motion duly made and unanimously adopted, it was

../3

RESOLVED to re-elect Messrs. Antonio Costa, Stewart M. Kasen, Malcolm J. Matthews, Joseph A. Pollicino and Ian A. Skeggs to the membership of the Board as Class II Directors, as of the date of the General Meeting to serve in such capacity until the conclusion of the general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2004 will be approved and adopted.

Thereupon the Chairman reported that it was proposed to approve and adopt the Company's audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2001.

After such reading the Chairman stated that 5,406,252 votes representing 66.56% of the votes were voted as "for", 23,789 votes representing 0.29% of the votes were voted as "withheld" and 2,665,800 proxyholders, representing 32.82% of the total voters did not vote with respect to the proposition no. 2, as set forth in the attached Proxy Tally Report dated September 30, 2002 of Mellon Investors Services.

On motion duly made and unanimously adopted, it was

RESOLVED to approve and adopt the Company's audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2001.

../4

Thereupon the Chairman reported that it was proposed to confirm and accept the Recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the articles of incorporation of the Company.

After such reading the Chairman stated that 5,369,175 votes representing 66.11% of the votes were voted as "for", 61,800 votes representing 0.76% of the votes were voted as "withheld" and 2,665,800 proxyholders, representing 32.82% of the total voters did not vote, with respect to proposition no. 3 as set forth in the attached Proxy Tally Report dated September 30, 2002 of Mellon Investors Services and consequently on motion duly made and unanimously adopted, it was

> RESOLVED to confirm and accept the Recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the articles of incorporation of the Company.

../5

Thereupon the Chairman reported that it was proposed to appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2002 and the Chairman proposed to the meeting to accept same.

After such reading the Chairman stated that 5,428,630 votes representing 66.84% of the votes were voted as "for", 13,862 votes representing 0.17% of the votes were voted as "withheld", 13,536 votes representing 0.17% of the votes were voted as "against" and 2,665,800 proxyholders, representing 32.82% of the total voters did not vote, with respect to proposition no. 4 as set forth in the attached Proxy Tally Report dated September 30, 2002 of Mellon Investors Services and consequently on motion duly made and unanimously adopted, it was

RESOLVED to appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2002

There being no further business to come before the meeting, on motion duly made and seconded, the Chairman closed the meeting.

Chairman

Secretary

/ra

EXHIBIT NO.3

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
April 4, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES RESULTS FOR YEAR ENDING DECEMBER 31, 2002 AND FOR THE FOURTH QUARTER OF 2002

Results Show Continued Profitability

April 4, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or "the Company") announced today its results for the year ending December 31, 2002 and for the fourth quarter of 2002.

2002 Year Results

For the twelve months ended December 31, 2002, the Company reported consolidated revenues of $431.2 million as compared to $435.8 million for the twelve months of 2001, a decline of $4.6 million or 1.1%. The decline reflects the dollar's appreciation against the currencies of many of the countries in which Singer operates. Using constant exchange rates, consolidated revenue grew modestly in 2002 as compared with 2001. The decrease in U.S. dollar revenues was primarily due to weaker sales in Mexico, Central and South America, China, India and the Middle East. This was largely offset by strong growth in Sewing Marketing sales in the United States, Turkey and East Europe and by growth in Retail sales in Sri Lanka, Pakistan and Bangladesh. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $91.2 million for the 2002 full year, a 3.5% increase over the $88.1 million recorded in the same period of 2001. Thailand's sales are not included in consolidated revenues.

The Company's revenues for the full year of 2002 included $31.6 million of finance charges on consumer credit sales and $5.7 million of royalty and licensing income; the corresponding amounts for the full year of 2001 were $32.4 million and $5.4 million, respectively. The decline in finance charges is primarily due to the decrease in retail sales in Mexico.

Gross profit for the twelve months ended December 31, 2002 was $169.2 million, representing a gross margin of 39.2%, as compared to $162.7 million and a gross margin of 37.3% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in the Company's manufacturing segment and in Turkey.

Selling and administrative expenses for the twelve months ended December 31, 2002 were $131.9 million, representing 30.6% of revenues, as compared to $123.1 million and 28.3% of revenues for the same period in 2001. Included in selling and administrative expenses is advertising and sales promotion expense of $16.9 million or 3.9% of revenues in the twelve month period of 2002, as compared to $15.3 million or 3.5% for the same period in 2001, an increase of $1.6 million or 10.5%. Bad debt provisions increased to $9.7 million or 2.2% of revenues in the twelve-month period of 2002, as compared to $4.9 million or 1.1% for the same period in 2001. The increase was primarily due to increased reserves in Mexico and additional accounts receivable reserve associated with a significant sewing distributor.

Amortization expense for intangible assets was $0.1 million in the twelve-month period of 2002 as compared to $5.4 million in the twelve-month period of 2001. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the twelve-month period of 2002 and of 2001 was $37.1 million and $34.2 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) was $48.7 million and $52.5 million, respectively.

Interest expense for the twelve-month period ending December 31, 2002 was $21.6 million as compared to $25.7 million for the twelve-month period ending December 31, 2001. The $4.1 million decrease in total interest expense was due to lower interest rates and decreased borrowings.

Equity in earnings from Operating Affiliates totaled $4.2 million during the twelve-month period ended December 31, 2002 as compared to $1.7 million for the same period in 2001. The $2.5 million increase is due to increased profitability from the Company's Operating Affiliate in Thailand along with higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $2.6 million in the twelve-month period ended December 31, 2002 as compared to other income of $5.8 million for the same period in 2001. The decline in other income is primarily due to a decrease in gain on foreign exchange transactions and the write down of net fixed assets in Turkey and Vietnam.

Provision for income taxes amounted to $3.2 million representing a 14.3% effective tax provision in the twelve-month period ended December 31, 2002, as compared to $5.9 million and a 36.9% provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductibility of $5.3 million in amortization expense for intangible asset. The lower effective tax rate in 2002 is primarily due to higher income from affiliates which is net of taxes and the utilization of tax loss carry forwards by certain subsidiaries that are currently profitable.

The Company's net income for the twelve-month period of 2002 was $17.4 million, an $8.3 million increase over the $9.1 million net income recorded in the same period of 2001.

The net income available to common shareholders, after an accrued and unpaid dividend on preferred shares of $1.1 million, was $16.3 million for the year, equivalent to basic earnings per common share of $2.01. This compares to the prior year net income available to common shareholders of $8.0 million and basic earnings per common share of $0.98. Subsequent to year-end, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the preferred shares of the Company for $3.8 million.

The Retail operations (including Thailand) accounted for 62% of Singer's revenues for the twelve-month period in 2002, and for 48% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand, Sri Lanka, Mexico, and Bangladesh. The

comparable figures for the twelve-month period of 2001 were 63% of Singer's revenue and 60% of operating earnings.

The Company's consolidated results and the results for the Retail segment were negatively impacted in the 2002 period as compared with the 2001 period by certain economic, liquidity and management turnover problems in Mexico that developed in the second half of the year.

The Sewing Marketing and Manufacturing operations accounted for 38% of Singer's revenues for the 2002 twelve-month period and for 52% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and the Sewing Manufacturing and Marketing operations in Brazil were major contributors to this segment. The comparable figures for the twelve-month period of 2001 were 37% of Singer's revenue and 40% of operating earnings.

The Company's consolidated results and the results for the Sewing segment were negatively impacted in both the 2002 and 2001 periods by the economic crisis in Turkey. However, both revenue and operating income in Turkey improved significantly in the twelve-month period ending December 31, 2002, as compared with the same period in the prior year.

The report of the Company's independent auditors for the twelve months ending December 31, 2002 and 2001, includes a "going concern qualification". Continuation of the Company's business is dependent on its ability to achieve successful future operations and repay or refinance certain significant outstanding debt obligations in 2003, 2004 and later years.

2002 Fourth Quarter Results

For the fourth quarter ended December 31, 2002, the Company reported consolidated revenues of $122.2 million as compared to $124.5 million for the fourth quarter of 2001, a decrease of $2.3 million or 1.8%. The decrease was primarily due to lower sales in Mexico. Partially offsetting the sales decline in Mexico was growth in the Asian Retail markets and in Sewing Marketing operations, particularly East Europe and the United States. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $22.1 million for the fourth quarter of 2002 as compared to $21.1 million for the fourth quarter of 2001, a 4.7% increase. Thailand's sales are not included in consolidated revenues.

The Company's revenues for the fourth quarter of 2002 included $7.8 million of finance charges on consumer credit sales and $1.6 million of royalty and licensing income; the corresponding amounts for the fourth quarter of 2001 were $7.9 million and $1.6 million, respectively.

Gross profit for the three months ended December 31, 2002 was $48.4 million, representing a gross margin of 39.6%, as compared to $42.3 million and a gross margin of 34.0% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in the Company's manufacturing segment, the Turkey operations and a favorable variance in the profit in inventory elimination.

Selling and administrative expenses for the three months ended December 31, 2002 were $36.5 million, representing 29.9% of revenues, as compared to $30.3 million and 24.3% of revenues

for the same period in 2001. Bad debt provisions increased to $6.4 million or 5.2% of revenues as compared to $1.4 million or 1.1% for the same period in 2001. The increase was primarily due to increased reserves in Mexico and additional accounts receivable reserve associated with a significant sewing distributor.

Amortization expense for intangible assets was zero in the 2002 quarter as compared to $1.2 million in the 2001 quarter. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the 2002 and 2001 quarters was $11.9 million and $10.8 million, respectively, while EBITDA was $14.7 and $14.5 million, respectively. The increase in operating profit was primarily due to improvements in gross margins.

Interest expense for the three-month period ending December 31, 2002 was $5.7 million as compared to $6.2 million for the fourth quarter of 2001.

Equity in earnings from Operating Affiliates totaled $1.7 million during the three-month period ended December 31, 2002 as compared to zero for the same period in 2001. The increase is due to increased profitability from the Company's Operating Affiliate in Thailand along with higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was zero for the three-month period ended December 31, 2002 as compared to other income of $2.0 million for the same period in 2001. The decline in other income was primarily due to a $0.8 million decrease on gain on foreign exchange transactions in the fourth quarter, coupled with a write-down of net fixed assets in Turkey that occurred during the 2002 fourth quarter.

Provision for income taxes amounted to a $0.9 million benefit representing a (11.0)% effective tax provision for the three-month period ended December 31, 2002, as compared to $1.7 million and a 26.0% effective tax provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductibility of $1.2 million in amortization expense for intangible asset. The lower effective tax rate in 2002 is primarily due to higher income from affiliates which is net of taxes, the utilization of tax loss carry forwards by certain subsidiaries that are currently profitable, and a reduction in the deferred tax liability in Mexico.

The Company's net income for the fourth quarter of 2002 was $8.2 million, a $4.2 million increase over the $4.0 million net income recorded in the 2001 fourth quarter.

The Retail operations (including Thailand) accounted for 59% of Singer's revenues for the 2002 fourth quarter, and for 36% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the 2002 period include the Retail businesses in Thailand, Sri Lanka, Philippines and Bangladesh. The comparable figures for the fourth quarter of 2001 were 60% of Singer's revenue and 64% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 41% of Singer's revenues for the 2002 fourth quarter and for 64% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and the Sewing Manufacturing operations in Brazil were major contributors to this segment. The significant depreciation of the Brazilian Real against the US dollar was an important contributor to the strong earnings in Brazil manufacturing. The comparable figures for the fourth quarter of 2001 were 40% of Singer's revenue and 36% of operating earnings.

Continued Profitability

Mr. Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "We are pleased by the results for the fourth quarter and for the full year ended December 31, 2002. The year-to-year decline in revenues that began in 1997 has been essentially halted. Profitability has been enhanced; net income for the year 2002 was $17.4 million. Basic earnings per common share were $2.01.

We are disappointed, however, by the failure to grow dollar revenues on a consolidated basis and in several important markets. To meet the challenges of economic weakness and global excess capacity Singer intends to push forward with its ongoing strategic initiatives. These include:

- To grow our core Retail business in those emerging markets with significant growth opportunities and where the Company is already well established, capitalizing on the Company's extensive Retail distribution networks, the SINGER® trademark and the offer to customers of consumer credit services. Singer's plans include offering a greater variety of products and services, increasing the number and variety of distribution points and improving the credit offer.

- To grow and strengthen our core Sewing business by capitalizing on the SINGER® trademark and the Company's 150+ year reputation for reliability, service, value and innovation. A major objective is to regain market share lost during the turmoil of the past years. Singer's plans include offering new, more competitively featured and priced consumer and artisan sewing machines, through a variety of channels.

- To grow earnings from licensing of the SINGER® trademark, both for sewing and non-sewing products, and to increase wholesale sales of non-sewing products in selected markets.

- To improve operating and financial performance through management and organizational changes designed to enhance overall management and efficiency, and by implementing programs to improve product sourcing, strengthen inventory and receivables management and control selling and administrative cost.

To address the Company's tight liquidity position, we are restructuring Singer's balance sheet, including the current bank facilities. The Company is also considering the partial or total sale of certain continuing operations that are less central to the Company's long-term strategy, and

where the proceeds from such sales would meaningfully improve the Company's liquidity position.

We continue to have confidence that the consistent execution of Singer's recovery plan and growth strategies, and the successful restructuring of the balance sheet, will result in continued profitability for the Company on a consolidated basis. Nevertheless, certain economic, liquidity, and management turnover problems in Mexico that developed in the second half of 2002 and are continuing in 2003, and the conflict in Iraq, are likely to negatively impact the results for the Company as a whole in the early part of 2003, possibly resulting in the Company incurring a first quarter 2003 loss. This would be Singer's first quarterly loss, should it occur, since the conclusion of the Company's successful Chapter 11 emergence and reorganization in September 2000."

Share Distribution

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company. It is anticipated that the final distribution of the Common Shares will be made later this month.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets,

primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home. The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies, through the Operating Companies which operate Singer's Retail business and through third-party distributors and dealers. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 26% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under

the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

Exemption No. 82-5225

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands of US dollars, except share and per share amounts)

	December 31, 2002	December 31, 2001
Revenues	$ 431,229	$ 435,780
Cost of revenues	262,062	273,118
Gross profit	169,167	162,662
Selling and administrative expenses	131,944	123,132
Amortization of intangible assets	81	5,359
Operating income	37,142	34,171
Other income (expense):		
Interest expense	(21,616)	(25,674)
Equity in earnings from operating affiliates	4,164	1,736
Other, net	2,566	5,791
Total other income (expense)	(14,886)	(18,147)
Income from continuing operations before provision for income taxes and minority interest	22,256	16,024
Provision for income taxes	3,160	5,909
Minority interest share in income	(1,317)	(376)
Income from continuing operations	17,779	9,739
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	(374)	(669)
Net income	17,405	9,070
Dividends on preferred shares	1,100	1,100
Net income available to common shares	$ 16,305	$ 7,970
Basic earnings per common share	$ 2.01	$ 0.98
Basic weighted average common shares outstanding	8,110,869	8,121,828
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 48,748	$ 52,453

Exemption No. 82-5225

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001
(in thousands of US dollars)

	(Unaudited) Three Months Ended December 31, 2002	(Unaudited) Three Months Ended December 31, 2001
Revenues	$ 122,194	$ 124,461
Cost of revenues	73,800	82,166
Gross profit	48,394	42,295
Selling and administrative expenses	36,486	30,326
Amortization of intangible assets	20	1,151
Operating income	11,888	10,818
Other income (expense):		
Interest expense	(5,749)	(6,168)
Equity in earnings from operating affiliates	1,679	24
Other, net	3	2,030
Total other income (expense)	(4,067)	(4,114)
Income from continuing operations before provision for income taxes and minority interest	7,821	6,704
Provision for income taxes	(861)	1,740
Minority interest share in income	(435)	(254)
Income from continuing operations	8,247	4,710
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	(748)
Net income	8,247	3,962
Dividends on preferred shares	275	275
Net income available to common shares	$ 7,972	$ 3,687
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 14,719	$ 14,475